Securities and Exchange Commission
RECEIVED

APR 30 2008

Office of Compliance Inspection and Examinations

08031698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SMBC Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

277 Park Avenue
(No. and Street)

New York	**New York**	**10172**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tetsuya Tonoike, President **(212) 224-5011**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – *if individual, state, last, first, middle name*)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ **Certified Public Accountant**
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 20 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Tetsuya Tonoike**, swear (or affirm) that, to the best of my knowledge and believe the accompanying financial statement and supporting schedules pertaining to the firm of **SMBC Securities, Inc.** , as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JERRY H. WECHSLER
Notary Public, State of New York
No. 01WE6046972
Qualified in Kings County
Commission Expires August 21, 20 10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMBC SECURITIES, INC.

Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
SMBC Securities, Inc.:

We have audited the accompanying statement of financial condition of SMBC Securities (SMBC), Inc., (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SMBC Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 27, 2008

SMBC SECURITIES, INC.

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	2,412,643
Securities purchased under agreements to resell		69,104,650
Securities owned, at market value		2,100,644
Receivable from brokers-dealers and clearing organization		588,615
Receivable from customers		4,715,580
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $2,213,319		118,861
Deferred tax assets		343,711
Other assets		31,954
Total assets	$	79,416,658

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable, accrued expenses, and other liabilities		3,248,516
		3,248,516
Subordinated liabilities		25,000,000
Total liabilities		28,248,516
Commitments and contingencies		
Stockholders' equity:		
Common stock:		100
Class A, $0.10 par value. Authorized 50 shares; issued and outstanding 5 shares		
Class B, $0.10 par value. Authorized 9,950 shares; issued and outstanding 995 shares		
Additional paid-in capital		39,999,900
Retained earnings		11,168,142
Total stockholders' equity		51,168,142
Total liabilities and stockholders' equity	$	79,416,658

See accompanying notes to statement of financial condition.

(1) Organization

SMBC Securities, Inc. (the Company or SMBC SI), a wholly owned subsidiary of Sumitomo Mitsui Banking Corporation (SMBC), is registered as a broker dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. (NASD), and is also registered with the Municipal Securities Rulemaking Board. The Company was incorporated on August 8, 1990 and commenced operations in December 1991. The Company is exempt from the Securities and Exchange Commission (SEC) Rule 15c3-3 pursuant to provision (k)(2)(i) of such rule. Sumitomo Mitsui Banking Corporation (SMBC), the parent, owns 80% of the Class A common stock and 100% of the Class B common stock and SMBC Financial Services, Inc., a wholly owned subsidiary of SMBC, owns 20% of the Class A common stock.

The Company engages in the trading of U.S. government and agency securities and enters into repurchase and reverse repurchase agreements, which include managing a matched book. The Company also acts as an originator, placement, and facility agent in connection with the origination and servicing of asset-backed transactions.

(2) Significant Accounting Policies

(a) Basis of Accounting

The Company's statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash balances and due from banks and was $2,412,643 at December 31, 2007.

(c) Securities Purchased under Agreements to Resell

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased, plus accrued interest. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor obtains from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement.

The market value of collateral accepted by the Company under reverse repurchase agreements was $69,174,729 at December 31, 2007, substantially all of which has been resold or repledged. Collateral received from counterparties is valued daily, and should the market value

(Continued)

of the securities received decline below the principal amount loaned plus, accrued interest, additional collateral is requested when appropriate.

(d) ***Furniture, Equipment, and Leasehold Improvements***

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture and equipment is provided on a straight line basis over the assets' estimated useful lives, ranging from three to five years. Amortization on leasehold improvements is provided on a straight line basis over the lesser of the terms of the related leases or useful lives of the improvements.

(e) ***Income Taxes***

The Company provides for all income taxes in accordance with the asset and liability method of accounting. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) ***Securities Owned***

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

Securities owned are stated at fair value. At December 31, 2007, securities owned represent one U.S. Treasury bill, which is pledged to a clearing organization as collateral.

(g) ***Recent Accounting Pronouncements***

On January 1, 2007, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a consistent framework for measuring fair values in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. See note 3, "Financial Instruments" of notes to the statement of financial condition for a complete discussion on SFAS 157.

On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* (FIN 48), which clarifies the accounting for uncertainty in tax positions. This interpretation requires an entity to recognize the impact of a tax position in its statement of financial condition if that position is more-likely-than-not to be sustained on audit based on the technical merits of the position. The provisions of FIN 48 were effective for the Company as of December 31, 2007. The adoption of FIN 48 did not have a material impact on the Company's statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159), which includes an amendment to SFAS No. 115,

Accounting for Certain Investments in Debt and Equity Securities. Under SFAS 159, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 with earlier adoption permitted under certain conditions. The Company has not elected to adopt the option provided under SFAS 159 as of December 31, 2007, and instead has adopted its provisions as of January 1, 2008 as required by the statement.

(3) Financial Instruments

As of December 31, 2007, the Company's financial instruments consist of securities purchased under agreements to resell and securities owned. Securities purchased under agreements to resell are treated as financing transactions and are carried at amounts at which the securities will be subsequently resold plus accrued interest. This amount approximates fair value. Securities owned are carried at fair value.

As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses the market approach. Based on this approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices. This category also includes financial instruments that are valued using alternative approaches but for which the Company typically receives independent external valuation information including U.S. Treasuries.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market, and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. As of December 31, 2007, the Company has no assets or liabilities carried at fair value that it classifies as level 2.

Level 3 comprises financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. As of December 31, 2007, the Company has no assets or liabilities carried at fair value that it classifies as level 3.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to SFAS 157. Based on the Company's analysis, the securities owned are based on independent external valuation information and are classified as Level 1.

(4) Related-Party Transactions

In the normal course of business, the Company engages in transactions with SMBC and affiliated companies including SMBC NY Branch, SMBC Tokyo, SMBC Capital Markets, Inc. (SMBC-CM), Daiwa SMBC Europe, and SF Virgin Islands, LTD. (SFVI). These transactions include but are not limited to securities purchased under agreements to resell and securities sold under agreements to repurchase transactions, trade execution, and advisory services. The following amounts related to transactions with SMBC and affiliated companies are included in the accompanying statement of financial condition:

Statement of financial condition:		
Cash and cash equivalents	$	129,173
Receivable from customers (SMBC NY Branch, SFVI, Daiwa SMBC Europe)		4,713,041
Accounts payable, accrued expenses, and other liabilities		2,009,526
Subordinated liabilities		25,000,000

(5) Subordinated Liabilities

In January 2007, the Company amended its $25,000,000 subordinated loan agreement with SMBC. The loan matures on February 28, 2010, and bears interest at the three month London Interbank Offered Rate (LIBOR) plus 60 basis points. The subordinated loan has been approved as regulatory capital by the NASD and constitutes part of the Company's net capital under the SEC Uniform Net Capital Rule 15c3-l (Rule 15c3-l), and may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC.

(6) Commitments and Contingencies

At December 31, 2007, the Company had an uncommitted line of credit from SMBC for $50 million.

The Company occupies office space under a noncancelable sublease with SMBC, which expires on June 30, 2021. The rent payable by the Company under the sublease will be equal to its allocable share of the annual rent payable by SMBC under its prime lease.

Future minimum rentals under the sublease are estimated as follows:

		Minimum rentals
Year ending December 31:		
2008	$	162,351
2009		169,218
2010		204,028
2011		250,145
2012		126,921
Thereafter		2,656,165
	$	3,568,828

The Company is involved in litigation arising in the normal course of business from time to time. Based upon discussions with counsel, it is management's opinion that there are no matters pending, which are probable of having a material adverse effect on the financial condition of the Company.

(7) Financial Instruments with Off Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company executes, settles, and finances proprietary securities transactions. These activities expose the Company to off balance sheet risk arising from the possibility that the counterparty may fail to satisfy its obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to counterparties.

The Company enters into transactions in financial instruments with off balance sheet risk in order to reduce its own exposure to market and interest rate risk and in connection with its normal proprietary trading activities. These financial instruments include forward and futures contracts, interest rate swaps, contractual commitments, and the writing of options, each of which contains varying degrees of off balance sheet risk whereby changes in the market values of the securities or money market instruments underlying the financial instruments may be in excess of the amounts recognized in the accompanying statement of financial condition.

The Company provides trading, financing, and related services to a diverse group of domestic counterparties, including corporations and institutional investors. In connection with these activities, the Company enters into collateralized reverse repurchase and repurchase agreements that may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis, and by requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

The Company has no outstanding derivative financial instruments as of and for the year ended December 31, 2007.

(8) Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the net capital requirements of the NASD and SEC Rule 15c3-l. Effective January 1, 2000, the Company elected the alternative method for calculating net capital. This requires the Company to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. As of December 31, 2007, the Company's net capital was $70,956,371, which exceeded the required minimum by $70,706,371.

(9) Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, (FAS 109) and FIN 48. FAS 109 requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. Deferred tax assets and liabilities primarily relate to tax basis differences on unrealized gains on securities owned and depreciation. FIN 48, which the Company adopted as of January 1, 2007, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50 percent likelihood of being realized upon ultimate settlement. There was no impact to the Company's statement of financial condition for the adoption of FIN 48. As of December 31, 2007, the Company has no unrecognized tax benefits and has accrued no interest or penalties with respect to any tax positions taken. If interest and penalties were to be required to be accrued in the future, it is Company policy that such amounts would be a component of the provision for income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2007 are as follows:

Deferred rent	$	82,940
Depreciation		260,771
Deferred tax assets	$	343,711

Although realization is not assured for the above deferred tax assets, management believes it is more-likely-than-not that they will be realized through future taxable earnings.

(10) Employee Benefit Plans

The Company participates in a defined benefit noncontributory retirement plan and a defined contribution 401(k) plan sponsored by its parent, SMBC. The plans cover substantially all employees. Retirement plan costs are allocated to the Company based on actuarial computations. Participants in the 401(k) plan may contribute amounts up to 15% of their eligible compensation,

(continued)

subject to certain limitations. The Company will match such 401(k) contributions in an amount equal to the lesser of 50% of the first 6% contributed by the participant or 3% of total compensation.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
SMBC Securities, Inc.:

In planning and performing our audit of the financial statements of SMBC Securities, Inc. (the Company), a wholly owned subsidiary of Sumitomo Mitsui Banking Corporation, as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2008

END